USAA                9800 Fredericksburg Road
EAGLE               San Antonio, TX 78288
LOGO (r)

November 29, 2011

VIA EDGAR

Mr. Larry Greene U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:           USAA MUTUAL FUNDS TRUST
                 INFORMATION STATEMENT ON SCHEDULE 14C (FILE NO. 811-7852)

Dear Mr. Greene:

           On behalf of the above-referenced registrant, set forth below are the comments that you provided on November 23, 2011, concerning the Information Statement for the USAA First Start Growth Fund, which was filed with the U.S. Securities and Exchange Commission (the SEC) on November 22, 2011, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses.

As a preliminary matter and as requested by the Commission, the Trust, in responding to your comments, acknowledges that: (i) it is responsible  for the adequacy and accuracy of the disclosure in the filing; (ii) the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.	Please confirm that the proposed changes reference an amendment to an existing agreement.

Confirmed. QMA currently manages multiple portfolios on behalf of the USAA Mutual Funds Trust.  The Board of the Trust approved the addition of QMA as a subadviser to the First Start Growth Fund and in executing that approval added the Fund to the existing agreement with QMA, as amended. The actual original date of the Investment Subadvisory Agreement between QMA and IMCO has been corrected to reflect July 9, 2007.

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Should you have any further comments on this matter, or any questions, please contact me at (210) 498-4682.

Sincerely,

                                                                                                 /s/ James G. Whetzel
James G. Whetzel
Assistant Secretary